SECURITIES AND EXCHANGE COMMISSION

      Washington, D.C. 20549

      Form 6-K

       Report of Foreign Issuer

       Pursuant to Rule 13a-16 or 15d-16 of
           the Securities Exchange Act of 1934

          for the period ended 6 January, 2009

           BP p.l.c.
                 (Translation of registrant's name into English)

                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)

     Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
                         ---------------               ----------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
     Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
                         ---------------               ----------------

press release

January 6 , 2009

LAMAR MCKAY TO LEAD BP AMERICA

HOUSTON – Lamar McKay has been appointed Chairman and President of BP America, Inc. and will serve as BP’s chief representative in the United States. He will succeed Robert A. (Bob) Malone who has elected to retire after 34 years with the company.

Commenting on the change, BP Chief Executive Officer Tony Hayward said: “Bob Malone has made an extraordinary difference during his tenure at BP America and during his long career with BP. We are a better company because of his ability to connect with the men and women who operate and maintain our facilities and his unflagging commitment to safe operations. All of us at BP appreciate what he has done and wish him well in his next endeavours.”

Mr. McKay, a member of the BP p. l. c. Executive Management Team, has led the company’s Special Projects Team since early 2008. In that capacity, he played a major role in establishing a new governance model for TNK-BP, BP’s Russian joint venture. Prior to that assignment, he served as executive vice president and chief operating officer for BP America and brings deep knowledge of BP’s US operations to his new position.

Mr. McKay joined Amoco Production Company as a p etroleum e ngineer in 1980 and later served in a variety of operating and commercial roles. During his career he has led upstream production businesses in the Arkoma Basin, the Gulf of Mexico and the North Sea. After working on the BP-Amoco merger, he led BP’s worldwide e xploration and p roduction s trategy efforts followed by a posting as c hief of s taff for the company’s g lobal e xploration and p roduction business. Prior to his first assignment with BP America, he served as g roup v ice p resident for Russia and Kazakhstan.

Mr. McKay holds a Bachelor of Science degree in petroleum engineering from Mississippi State University. He and his wife Nancy will be based in Houston, where BP business units are involved in oil and gas exploration and production, refining, chemicals, supply and trading, pipeline operations, shipping, and alternative energy. Houston is home to nearly 7,000 BP employees.

Note to editors:

A photograph of Lamar McKay is available from the BP press office or from www.bp.com

Further information:

BP press office, Houston: +1 281 366 5174

– ENDS –

                  **********************

      SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 6 January, 2009

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary